845033

02012114

3-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2002

Origin Energy Limited
(Translation of registrant's name into English)

Level 39
AMP Centre
50 Bridge Street
SYDNEY NSW 2000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82................

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/02/2002

TIME: 18:41:24

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Gas Supply Restrictions inSA/SEA Gas PipelineGranted Licenec

Origin energy

facsimile

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	12 February 2002
From	Bill Hundy	Pages	3
Subject	**MEDIA RELEASES**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

For your information please find attached the following media releases:

- Gas supply restrictions to major industries in South Australia
- SEA Gas Pipeline granted SA Pipeline Licence

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

Media Release

12 February 2002, 4.30pm

Gas supply restrictions to major industries in South Australia

Late yesterday (Monday), Origin Energy was notified by Santos that its Moomba gas field facilities required pipe work repairs on a priority basis which would affect its ability to supply gas to both Adelaide and Sydney.

Last night, it became apparent that a quick repair could not be made. Following consultation with gas industry representatives, the Minister for Minerals & Energy, the Hon Wayne Matthew, considered it necessary to declare a temporary period of restriction in the use of gas by large customers.

Subsequently, Origin Energy notified several of its major industrial customers in South Australia to curtail the use of gas in their businesses.

Today, Origin Energy has had in place contingency plans in case more industries needed to be curtailed.

Currently, Santos are implementing repairs and Energy SA are continually reassessing the situation to determine when normal business operations may be able to resume.

Origin Energy's Executive General Manager Generation, Mr Andrew Stock, said today's gas curtailment highlighted the need for another source of gas apart from Moomba.

"This disruption has reinforced South Australia's need for the SEA Gas pipeline. This $300 million project will create an energy highway between Victoria and South Australia. While not able to assist today's gas problems, the new pipeline is on schedule to deliver gas into South Australia later in 2003."

For more information, contact:

Tony Wood
General Manager Public & Govt Affairs
Origin Energy
Ph (03) 9652 5006

Yvette Reade
Manager Public Relations
Origin Energy
Mobile 0419 043 042

Origin energy

Media Release

12 February 2002

SEA Gas Pipeline granted SA Pipeline Licence

The SEA Gas Project to bring gas from Victoria to Adelaide moved a major step forward today after being granted a Pipeline Licence by the South Australian Government.

The granting of the Pipeline Licence by the SA Minister for Minerals and Energy, Wayne Matthew follows a comprehensive six-month study involving State Government agencies, local councils, environmental and indigenous groups and land holders along the proposed pipeline route and the public exhibition of an Environmental Impact Report last year.

The Licence effectively gives the proponents of the SEA Gas project - Origin Energy and its joint venture partner Australian National Power - the right to build the SA component of the planned 680 kilometre pipeline.

Origin Energy's Executive General Manager - Generation, Mr Andrew Stock, who is also a Director of the SEA Gas Project, said SEA Gas would facilitate major Origin Energy growth projects including the company's Yolla development and its new Thylacine/Geographe gas discoveries in the offshore Otway Basin.

"The SEA Gas project completes the South East Australian energy highway. The increased access to markets and security of supply is set to provide a major stimulus for investment in other infrastructure and development in South Australia and Victoria," Mr Stock said.

The open access, 360 mm diameter, 15MPa pipeline will allow Origin Energy, Australian National Power and other interested parties to ship up to 70 petajoules a year - lifting the inward capacity for gas into Adelaide by more than 80 per cent.

Benefits of the SEA Gas pipeline will include:

- Alleviating current gas supply security issues in South Australia and Victoria
- Creating direct regional benefits of more than $40 million along the construction corridor and up to $1 billion in associated off-shore gas development in Victoria
- Promoting development of the Minerva and Yolla gas fields
- Creating new markets for Otway Basin gas discoveries, particularly the new Thylacine and Geographe gas fields
- Contributing to Australia's ability to meet its Greenhouse gas emission commitments.

The first gas is expected to be delivered by the SEA Gas pipeline in October, 2003.

FURTHER INFORMATION:
Mr Andrew Stock
Executive General Manager, Generation
08) 8217 5818 or 0417 876 470 (mobile)

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/02/2002

TIME: 13:13:50

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report & ASIC Half Yearly Accounts

Origin energy

facsimile

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	18 February 2002
From	Bill Hundy	Pages	35
Subject	**Half Yearly Results Announcement**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

We attach the following documents relating to Origin Energy's Results for the half year ended 31 December 2001:

1. Media Release
2. Directors' Report
3. ASX Appendix 4B Half Yearly Report

We confirm that the Company will be treated as having lodged the financial report and Directors' Report with the Australian Securities and Investments Commission by reason of having given them to you.

Regards

Bill Hundy
Company Secretary

02 9220 6441 - bill.hundy@originenergy.com.au

Please note that there are 34 pages attached to this header page.

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

Media Release

18 February 2002

Strong Retail performance drives 10% increase in half year profit after tax

Strong performance in the energy retail business saw Origin Energy announce a half year profit after tax of $54.7 million for the six months ended 31 December 2001, a 10.4% increase on the profit for the previous corresponding period. The Company also announced the payment of a fully franked interim dividend of two cents per share.

Commenting on the result, Managing Director Mr Grant King said "It was a pleasing performance with our acquisition of the electricity retail business delivering immediate results."

Significantly, cash earnings as measured by EBITDA, of $192.6 million are up 24% on the previous corresponding period. Mr King said "the strong contribution from the retail businesses, particularly the retail electricity business in Victoria, has more than offset the small reductions in Upstream and Generation earnings which reflected lower contribution from oil production and lower wholesale electricity prices."

"The Retail business saw an EBITDA increase of 144% to $72.5 million for the half year, with a full six months of contribution from the electricity retail business acquired from Powercor in June 2001. Part of this good performance is attributable to lower wholesale electricity prices reflecting mild summer weather. This has been partially offset by reduced contributions from merchant generation also reflecting lower wholesale prices."

"The LPG business benefited significantly from lower supply costs which were a consequence of the reduction in world oil prices."

"Exploration and Production EBITDA contribution was down 2.9% which reflected an 11% reduction in oil production as well as lower delivered oil prices."

"Networks performed well with a 9.2% increase in EBITDA to $12.3 million, benefiting from increased management fees in South Australia, Queensland and Northern Territory."

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

Capital raisings during the year totalled $197 million enabling significant reduction of debt from $743 million at 30 June 2001 to $567 million at 31 December 2001, reducing the Company's gearing on a debt:equity basis to 35% from 55%.

Earnings per share were maintained at 8.7 cents on the expanded capital base.

In announcing the interim dividend the Chairman, Mr Kevin McCann said "a two cent fully franked interim dividend will be paid on 22 March 2002 to shareholders of record on 7 March 2002 for which the dividend reinvestment plan will apply."

"Also, to enable small shareholders to realise returns on their investment in Origin a Share Sale Facility will be established. Small shareholders that participated in the buy-back last year will be offered the facility which will enable them to sell 5% of their holding, free of brokerage. Other shareholders with less than 10,000 shares will be able to participate in the facility."

Commenting on the outlook for the full year, Mr King said:

"The sale of the Bodalla assets and the prospect of lower oil prices will reduce the Upstream contribution."

"The retailing business will increase its contributions as a result of tariff increases implemented for electricity and gas sales in Victoria and the Generation business should improve with contribution from the Quarantine Power Station which commenced operation in January."

"Our earnings are also sensitive to weather with mild summer weather potentially reducing earnings from Generation whilst unseasonable winter weather may affect retail earnings."

"Taking account of these factors and also performance for the December half, we expect earnings for the full year to comfortably exceed last year's results."

For further information on this media release, please contact:

Mr Grant King
Managing Director
Telephone: (02) 9220 6435

Mr Angus Guthrie
Manager, Investor Relations
Telephone: (02) 9220 6558

Origin energy

Key Financials

6 months ended 31 December	2001 ($m)	2000 ($m)	% change
Total Revenue	1237.5	850.7	45.5
EBITDA	192.6	155.2	24.1
EBIT	105.5	88.5	19.3
Profit before tax	83.0	72.8	14.0
Profit after tax	54.7	49.5	10.4
Capital expenditure	138.4	70.3	96.8
Segment Analysis (EBITDA)			
Exploration & Production	102.8	105.9	-2.9
Retail & Trading	72.5	29.7	144.3
Generation	10.6	12.6	-16.5
Networks	12.3	11.3	9.2
Corporate	-5.5	-4.3	-26.8
Key Ratios			
Earnings per share	8.7 cents	8.7 cents	
Net debt:equity	35%	55%*	
Interest cover	4.7 times	5.7 times*	

* As at 30 June 2001

Origin energy

18 February 2002

Directors' Report for the six months ended 31 December 2001

In accordance with the Corporations Act, the Directors of Origin Energy Limited (the company) submit their report on the consolidated entity, being the company and its controlled entities, for the six months ended 31 December 2001.

Except where otherwise stated, all figures in this report relate to Origin Energy's businesses for the six months ended 31 December 2001 compared with the six months ended 31 December 2000.

Financial Review

Financial Highlights

Origin Energy reported a profit after tax (PAT) of $54.7 million for the six months ended 31 December 2001, a 10.4% increase on the profit in the previous corresponding period.

EBITDA of $192.6 million is up 24% on the previous corresponding period. Small reductions in Upstream and Generation earnings, reflecting lower contribution from oil production and lower wholesale electricity prices have been more than offset by a significant increase in contribution from the retail business particularly from the recently acquired electricity retail business.

Sales revenue increased to $1,223 million from $832.0 million in the previous corresponding period. The increase was due to a full six-month contribution from the electricity retail business acquired from Powercor.

Total revenue including agency income relating to the Victorian natural gas business and the distribution from Envestra, increased by 45.5% to $1,237 million.

The main factors contributing to the result included:

- Strong contribution from the electricity retail business in Victoria following the acquisition of the Powercor retail business in June 2001;
- Significant improvement in the performance of the LPG business due mainly to lower supply costs resulting from a reduction in world oil prices;

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

- Reduced contribution from oil production due to reductions in volumes produced and lower realised prices reflecting lower world oil prices;
- Reduced contribution from merchant generation operations as a result of lower prices compared to previous corresponding period; and
- Interest costs increased 38% reflecting additional borrowings used to fund the company's development and acquisition program.

Tax expense increased from $20.6 million to $25.8 million primarily reflecting the non-deductibility of amortisation of electricity licences and contracts acquired from Powercor.

As a result of the above factors, Origin Energy reported a PAT of $54.7 million, a 10.4% increase on profit in the previous corresponding period.

Earnings per share on the expanded capital of the company for the December 2001 half were steady at 8.7 cents.

Funding and Capital Management

The company's balance sheet remains strong with a net debt to equity ratio of 35.5% as at 31 December 2001. This compares with 55% as at 30 June 2001. The company undertook capital raisings of $123 million by a private placement in July 2001 and $74 million through a share purchase plan in September 2001. These funds were used to fund the company's developments and reduce debt. Consequently gearing has improved and borrowings have reduced from $743 million at 30 June 2001 to $567 million at 31 December 2001. Interest cover remains robust at 4.7 times.

Capital expenditure during the six-month period of $138.4 million was 97% higher than in the previous corresponding period. This was due to higher expenditure in greenfields exploration (including drilling of two offshore wells in the Otway Basin and several onshore wells in the Otway and Perth Basins), construction of the Quarantine Power Station and expenditure on retail systems in readiness for Full Retail Contestability (FRC).

Origin has established a debt issuance program that will enable the company to issue medium term notes and commercial paper using its recently acquired A-2 (long term) and BBB+ (short term) credit rating by Standard and Poors. The facility will enable the company to refinance its existing borrowings to reduce interest costs. $130 million has been raised under this facility to date.

Risk Management

The company has continued to hedge a significant portion of its exposure to both the oil price and the USD exchange rate. Currently, the company has hedged 61% of its oil and condensate exposure over the six months to 30 June 2002 at prices above US$26 per barrel and 70% of its exposure to the USD at an average of less than US57 cents.

Origin energy

Origin undertakes energy contracting and trading activities as a natural part of optimising the value of its physical assets and business positions. During the half year the Board undertook a thorough review of these activities within the business. This included the implementation of rigorous short term and long term risk limits for the trading of electricity and natural gas, assessment of contracting and risk management strategies, and review of business reporting and accountability measures. The company is fully compliant with these policies and the Board will continue to review risk management strategies on a regular basis.

Returns to Shareholders

A fully franked interim dividend of two cents per share was declared payable on 22 March 2002 to shareholders of record on 7 March 2002.

Origin's present policy is to only pay fully franked dividends and the availability of franking credits for the interim dividend is the result of a fully franked dividend being received from its subsidiary Oil Company of Australia Limited. The company expects to have limited franking credits available over the next two years.

To assist small shareholders, particularly those who participated in last years share buy-back, the company is implementing a sale facility to enable those shareholders to realise additional returns on their investment. These shareholders will be able to sell up to 5% of their holdings free of brokerage. The facility will also allow shareholders with unmarketable parcels to sell their total holdings free of brokerage. Shareholders will be informed of the details of the facility during February.

Decisions on future returns to shareholders, including its dividend policy, will be reviewed on an ongoing basis.

Issued Capital

An additional 1,653,355 shares were issued during the period in relation to the company's Dividend Reinvestment Plan. 44.2 million shares were issued as a result of a private placement and 26.5 million shares were issued to shareholders under a Share Purchase Plan. As at 31 December 2001, Origin had 646,312,069 shares on issue.

Origin energy

Exploration and Production

	Dec 01 $m	Dec 00 $m	% Change
EBITDA	102.8	105.9	-2.9
EBIT	58.1	65.0	-10.7

Sales Volumes

	Dec 01	Dec 00	% change
Natural Gas (PJ)	38.6	37.0	4.4
Crude Oil (kbbls)	438.9	492.2	-11.0
Condensate/naphtha (kbbls)	382.4	354.5	7.9
LPG (ktonnes)	29.3	32.5	-9.9
Ethane (ktonnes)	23.2	22.7	2.1
Total (PJe)	45.9	44.5	3.0

EBITDA of $102.8 million was down 2.9% on the previous corresponding period reflecting lower average oil prices and reduced oil production.

Sales of crude oil fell by 11.0% as a result of declining production in fields in the Cooper and Eromanga Basins. This was partially offset by increased sales of condensate reflecting the increased natural gas sales volumes from the Cooper Basin and production from more liquids rich gas fields.

Insurance proceeds from the claim for disruption to the liquids handling plant at Moomba have been included in the results for the half year.

Prices for oil fell significantly during September but this effect was mitigated by Origin's continued policy of hedging oil sales. Consequently, the average oil price achieved in the half year was down only 6.7% to $42.44 per barrel compared to $45.51 in the corresponding period in 2000.

Total gas sales were marginally higher due to increased natural gas sales volumes from the Cooper Basin and the Peat and Dawson Valley (Moura) fields. These increases were partially offset by falls in gas production from the Perth and Surat Basins.

Capital expenditure for the six-month period was up $17 million to $74.9 million. This included expenditure on plant and equipment purchases and participation in 67 development, appraisal and exploration wells. Of these wells, 79% were subsequently cased and suspended for future production.

In February 2002, the company's 85% subsidiary Oil Company of Australia Limited acquired major interests in the Fairview and Durham Coal Seam Gas (CSG)

projects and in exploration permits over the Walloon Coal Measures areas of the Surat Basin in Central Queensland for a purchase price of $49.2 million.

During the half year the company continued development of a number of significant projects. This included the Bassgas project, which is planned to bring the Yolla field gas to Victorian markets. In July, gas sales agreements were signed with two parties to the joint venture for Origin to purchase their share of the Yolla gas production. Tenders for the construction of onshore and offshore facilities were received and evaluated. A site for the onshore gas plant was secured and negotiation for pipeline easements commenced. Approval was obtained from the Victorian and Commonwealth Governments for the Environmental Effects and Environmental Impact Statements to be put on public exhibition. A final decision on the development will be made in the first quarter of 2002.

Origin acquired a further 7% interest in the Yolla field from AWE Petroleum lifting its interest to 37.5%.

Drilling of the appraisal well Thylacine 2 in the offshore Otway Basin was successful with gas flowing at 28 million cubic feet a day. A comprehensive feasibility study into the development of the Geographe and Thylacine gas fields is being conducted by incoming operator Woodside.

Agreement was reached between Oil Company of Australia and Beach Petroleum NL for the sale of oil interests in the Bodalla and Naccowlah assets in South West Queensland for a consideration of $16.5 million. The agreement has effect from 1 October 2001 and will complete in February 2002.

The Yellowbank Flare Project in the Denison Trough was commissioned in November 2001 as a valid emissions reduction (VER) project. The facility is Origin's first Greenhouse abatement project and is expected to save 700,000 tonnes of greenhouse gas emissions over four years.

In the onshore Perth Basin, the company has had considerable success including the discovery of a new oil field at Hovea which flowed oil at 950 bpd and gas at 0.1 million cubic feet a day from an initial drill stem test, and the discovery of gas at the Beharra Springs North 1, which flowed gas at 30 million cubic feet a day on test.

In the offshore Perth Basin the company entered into a farm-in with Dana Petroleum plc and Black Rock Petroleum in January to earn 30% equity and assume operatorship of the highly prospective WA 226P permit in the new offshore Northern Perth Basin oil province.

Origin energy

Retail and Trading

	Dec 01 $m	Dec 00 $m	% Change
EBITDA	72.5	29.7	144
EBIT	41.3	10.2	304

	Natural Gas	Electricity	LPG
Revenue (A$M)	346	410	216
Gross Margin (A$M)	35	62	77
Sales - (PJ)	61.8		
Sales - (TWh)		6.9	
Sales - (k tonnes)			259
Total Sales (PJe)	61.8	24.7	12.7
Customer # ('000)	980	590	200

Retail and Trading reported a significantly improved performance with EBITDA of $72.5 million, an increase of 144% on the corresponding period in 2000.

The improved performance was driven by the successful integration of the electricity retail business recently acquired from Powercor into Origin's existing retail business. The large trading positions acquired with the Powercor business have performed better than original expectations. The electricity retail business contributed an incremental $46.4 million in gross margin compared to last year from a volume of 2,767 GWh.

Total gas sales volumes were up 6% to 61.8PJ. Retail gas sales volumes were relatively flat at 36.2PJ reflecting similar year on year weather conditions, particularly in Origin's major market in Victoria where the degree days remained 9% below the long term average.

Natural gas sales to existing large industrial customers increased over the half year with new contracts for additional volumes entered into with BP Refinery Bulwer Island, Queensland Magnesium, Anaconda Nickel and Adelaide Brighton Cement. These sales, together with additional sales to the Mobil Oil Refinery in Adelaide under an existing contract have contributed additional gross margin with no corresponding increase in operating expenditures.

The profitability of the LPG business improved despite a reduction in sales volumes. A reduction in the international contract price for LPG resulted in an improved EBITDA through significantly lower costs. Autogas demand was low, as LPG/petrol price differentials remained narrow. Domestic and commercial

volumes remained relatively static. Although revenues were reduced by the reduction in volumes, this was more than offset by favourable movements in LPG costs and stronger price discipline.

The Victorian Government has approved a 13.5% electricity tariff increase for standing offer prices effective from 13 January 2002. Government subsidies will offset this increase resulting in a net price increase to customers of 4%. This will result in an annualised revenue increase of $75 million. A 2.5% increase in gas tariffs was also implemented effective January 2002 and should provide annualised revenue increases of up to $15 million.

Overall, retail operating expenditure increased largely due to electricity customer operation costs and increased service recharges directly attributable to the electricity business.

The major challenge for the retail business is the introduction of Full Retail Contestability (FRC) starting with the introduction of electricity competition in Victoria from January 2002. In preparation, Origin has reviewed all business processes required to comply with new regulations and codes, developed its competitive strategy, delivered system capability to provide sales and marketing support and is implementing brand and communication programs. As a result, Origin is well placed to compete in the new FRC environment. Expenditure to half year end on systems to facilitate FRC has been $47 million with a further $57 million expected over the rest of the year.

The Gasmart chain of retail stores, Victoria's leading retailer of gas appliances, was acquired for $7.5 million in November 2001. The acquisition will make Origin the only energy retailer in Victoria able to provide a fully integrated end to end service to the customer.

During the period regulators in South Australia and Queensland delivered final access arrangement determinations covering networks in those States. Origin will now seek tariff reviews in these States based on the new underlying costs.

Codrington Wind Farm, for which Origin has contracted 100% of the output, produced almost 2GWhs more than forecast for the half year. This puts Origin in a sound position to meet its obligations under the Federal Government's Renewable Energy legislation and has helped to establish Origin as a leader in environmental energy products. Origin's residential green power scheme has the largest number of customers in Australia.

Origin energy

Generation

	Dec 01 $m	Dec 00 $m	% Change
EBITDA	10.6	12.6	-16.5
EBIT	2.6	8.9	-70.3

Sales Volumes

	Dec 01	Dec 00	% Change
Total Sales (MWh)	926,584	764,610	21.2

The Generation division encountered adverse trading conditions compared with the corresponding half last year, with EBITDA of $10.6 million being $2.1 million below the prior corresponding period.

The principal cause was low sales and profits from merchant operations due to low market prices and lower output. Prices in Queensland and South Australia were significantly lower following commissioning of major new base load capacity in both States. South Australia also experienced the mildest start to summer since 1969. The average price in South Australia was $26.40/MWh, 52% less than the prior corresponding half, and 4% below the average price in NSW.

Merchant output was 22% lower due to reduced dispatch at Roma and scheduled maintenance outages at Ladbroke Grove.

Contract operations made an improved contribution with a full six months operation of the Bulwer Island Energy Partnership cogeneration plant and the South West cogeneration joint venture plant, offset by lower production from the Osborne Cogeneration project due to a major scheduled maintenance shutdown. The Cyclone gas turbines, which are used to power the Bulwer Island project, have suffered a number of failures. The turbine providers, Alstom, are providing a rectification plan to allow the facility to achieve design output and availability.

Development efforts achieved several significant milestones in the half. The 95MW Quarantine Power Station on Torrens Island, South Australia, was completed ahead of schedule and under budget. Two of the four turbine generators commenced operation in mid December 2001, and the other two in early January 2002. The project, which was developed to meet growing peak demand in South Australia and Victoria, includes four new gas turbines, each rated at 24 MW and equipped with the latest low nitrogen oxide technology to meet Adelaide's stringent urban air quality standards.

Development Approval was granted in January 2002 for upgrading the Quarantine plant to combined cycle, which will increase output to 180 MW. Detailed design work is progressing in anticipation of a target start up in 2004.

Origin energy

Construction of the Townsville Hospital energy facility was also completed in December 2001. Origin will operate and maintain the plant, which provides essential utility services to the hospital.

In July 2001, Origin signed a contract to purchase Fletcher Challenge South West Cogeneration Pty Ltd, which owns a 50% interest in the 120 MW South West Cogeneration Project in Western Australia. Most of the conditions precedent in the contract have been agreed, and it is expected outstanding matters will be finalised in first quarter calendar 2002. A contribution of $3.1 million from the project has been included in the results for Generation for the half year. Pending completion, an interest charge of $1.5 million has been accrued and a provision of $1.6 million has been charged to Corporate.

Development activities on the SEA Gas pipeline between Victoria and South Australia made excellent progress over the half. The 680 km pipeline route was fully surveyed and easement options concluded with the vast majority of landholders along the route. Community consultation on the pipeline's environmental impact was successfully completed in both States, while the Commonwealth determined the pipeline would not be a declared action under the Environmental Protection and Biodiversity Conservation Act. In February 2002 a pipeline licence was granted in South Australia. Negotiations with construction contractors and financiers are at an advanced stage and the project is on schedule to achieve financial closure in the first quarter of calendar 2002, targeting first gas deliveries in third quarter calendar 2003.

Origin Energy Solar, a new business to develop and retail solar photo-voltaic (PV) installations, was launched in November. This complements other Origin Clean Energy Advantage products, all of which deliver energy related services at significantly lower greenhouse gas emissions than conventional technologies. Research into solar PV and related technologies funded by Origin continues to make good progress.

Networks

	Dec 01 $m	Dec 00 $m	% Change
EBITDA	12.3	11.3	9.2%
EBIT	11.0	10.3	6.7%

Network's EBITDA result of $12.3 million was up 9% on the previous corresponding period. Earnings included $6.7 million distribution relating to the equity investment in Envestra and operation and management fees of $5.6 million. The management fees had been increased from 2.5% to 3.0% for South Australia, Queensland and Northern Territory, contributing to the improved result.

During the period regulators in South Australia and Queensland delivered final determinations for access arrangements covering Envestra's distribution

networks in these States. This has significantly reduced the regulatory uncertainty associated with Envestra's earnings and has led to a significant appreciation in Envestra's share price.

Operating cash flow decreased $7.7 million, reflecting payments received for capital projects completed for Envestra in 1999/00.

Gas delivered for Envestra to the variable haulage revenue market increased by 1%, a result that was again constrained by unseasonably warm winter weather in both Victoria and South Australia.

During the six-month period, 10,400 new customers were connected to the networks under management. Although a decrease from the prior year, this was a strong result compared to expectations due largely to the continued growth of the residential housing construction market through to the end of 2001. Overall, 136 kilometres of new mains were laid, an increase of 40%, predominantly from higher subdivision activity. Also, as part of the program to reduce leakage and associated maintenance costs, 56 kilometres of mains were replaced.

There has been continued work on business expansion opportunities. Successful outcomes included the purchase of natural gas vehicle refuelling assets in Victoria and the securing of additional contracts for plant maintenance and pipeline mapping services. New opportunities to leverage the diverse range of skills and experience gained in managing large networks and related infrastructure remain a high priority.

In preparation for gas Full Retail Contestability in Victoria, Origin is developing for Envestra new systems that will encompass meter reading and software to enable fast and efficient communication with the other key participants in the marketplace.

Corporate

Corporate costs increased during the period from $6.0 million to $7.5 million. This reflected the inclusion of a provision of $1.6 million raised pending the completion of the South West Cogeneration Project acquisition.

Health, Safety & Environment (HSE)

The lost time injury frequency rate (LTIFR) as at 31 December 2001 was 3.7 significantly down from 6.7 for the previous corresponding period, and down from 4.9 at 30 June 2001. This remains above the company's short term target of 3.5. The company is implementing a new HSE management system and undertaking a number of awareness initiatives to improve safety performance.

Outlook

The main factors influencing earnings during the June 2002 half year will include:

- reduced contributions from oil production reflecting the sale of the Bodalla assets and the prospect of lower oil prices compared to the previous period.
- increased contributions from energy retailing reflecting tariff increases implemented for electricity and gas sales in Victoria.
- increased contributions from Generation as the Quarantine Power Station is now in operation.

Earnings are also sensitive to weather with mild summer weather potentially reducing earnings from Generation whilst unseasonable winter weather will affect retail earnings.

Based on performance in the December half year and taking the above factors into consideration, Origin expects earnings for the full year to comfortably exceed last year's results.

Looking further ahead, progress on various projects and initiatives being undertaken by the company provide significant potential for the continued growth. The company's strong cash flow and low gearing ensure that the company is well placed to fund that growth.

Origin energy

Directors

There were no changes to the Board of Directors during the period.

The names of the Directors holding office during the half-year ended 31 December 2001 and until the date of this report are as follows:

H Kevin McCann	Chairman
Grant A King	Managing Director
Bruce G Beeren	Executive Director, Commercial
Trevor Bourne	Director
Colin B Carter	Director
J Roland Williams	Director

Rounding

The company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Financial Report and Directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors:

Mr H Kevin McCann
Chairman

Mr Grant A King
Managing Director

Sydney, 18 February 2002

HALF YEARLY REPORT

Name of entity

Origin Energy Limited and its Controlled Entities

ACN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year ended ('current period')
000 051 696	✓		31 December 2001

For announcement to the market (refer note * below)

				$A'000
Revenues from ordinary activities *(item 1.1)*	up	45.5%	to	1,237,468
Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up	9.9%	to	57,476
Profit from ordinary activites after tax attributable to members *(item 1.23)*	up	10.4%	to	54,662
Profit from extraordinary items after tax attributable to members *(item 2.5(d))*		0.0%		-
Net profit for the period attributable to members *(item 1.11)*	up	10.4%	to	54,662

Dividends	Amount per security	Franked amount per security at 30%
Interim dividend *(item 15.6)*	2.0 cents	2.0 cents
Previous corresponding period *(item 15.7)*	Nil	Nil

Date for determining entitlements to the dividend *(see item 15.2)*: 7 March 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1:

Nil

Short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Nil

23

Consolidated profit and loss account

		Current period $A'000	Previous corresponding period $A'000	% Change +/-
1.1	Revenues from ordinary activities	1,237,468	850,716	45.5%
1.2	Expenses from ordinary activities *(see items 1.24+12.5+12.6)*	(1,134,693)	(763,363)	-48.6%
1.3	Borrowing costs	(23,318)	(16,916)	-37.8%
1.4	Share of net profit of associates and joint venture entities *(see item 16.7)*	3,543	2,392	48.1%
1.5	**Profit from ordinary activities before tax**	83,000	72,829	14.0%
1.6	Income tax on ordinary activities	25,776	20,632	24.9%
1.7	**Profit from ordinary activities after tax**	57,224	52,197	9.6%
1.8	Profit from extraordinary items after tax *(see item 2.5)*	-	-	-
1.9	**Net profit**	57,224	52,197	9.6%
1.10	Net profit attributable to outside equity interests	2,562	2,669	-4.0%
1.11	**Net profit for the period attributable to members**	54,662	49,528	10.4%
	Non-owner transaction changes in equity:			
	Net exchange differences on translation of financial statements of self-sustaining foreign operations:			
	- Net (loss) on translation of assets and liabilites of overseas controlled entities	(708)	(19)	
	Net increase in asset revaluation reserve:			
	- Adjustments arising from the Demerger	-	1,748	
	Total revenues, expenses and valuation adjustments attributable to members of Origin Energy Limited recognised directly in equity	(708)	1,729	
	Total changes in equity from non-owner related transactions attributable to members of Origin Energy Limited	**53,954**	**51,257**	
	Basic earnings per share	8.7 cents	8.7 cents	
	Diluted earnings per share	8.7 cents	8.7 cents	
	Weighted average number of ordinary shares outstanding during the period used in the calculation of basic earnings per share	627,644,269	570,137,369	10.1%
	Weighted average number of ordinary shares outstanding during the period used in the calculation of diluted earnings per share	630,582,404	571,305,707	10.4%

Consolidated retained profits

		Current period	Previous corresponding period	
1.12	Retained profits at the beginning of the financial period	999,223	926,561	
1.13	Net profit attributable to members *(item 1.11)*	54,662	49,528	
1.14	Net transfers (to) and from reserves	(8)	(19)	
1.15	Net effect of changes in accounting policies	-	-	
1.16	Dividends and other equity distributions paid or payable	(14,708)	(43)	
1.17	**Retained profits at the end of the financial period**	1,039,169	976,027	

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit from ordinary activities after tax before outside equity interests *(items 1.7)* and amortisation of goodwill.	60,038	54,976
1.19	Less outside equity interests	2,562	2,669
1.20	Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members	57,476	52,307

Profit from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit from ordinary activities after tax *(item 1.7)*	57,224	52,197
1.22	Less outside equity interests	2,562	2,669
1.23	**Profit from ordinary activities after tax, attributable to members**	**54,662**	**49,528**

Revenue and expenses from ordinary activities

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses by nature		
	Revenue from sale of goods	1,159,176	771,290
	Revenue from rendering of services	63,579	60,501
	Total sales revenue	1,222,755	831,791
	Other revenue from ordinary activities	14,713	18,925
	Revenue from ordinary activities	**1,237,468**	**850,716**
	Raw materials and consumables used, and changes in finished goods and work in progress	822,838	511,085
	Advertising	5,297	3,999
	Bad debts	2,743	1,398
	Employee expenses	79,686	67,319
	Depreciation and amortisation	87,141	66,716
	Occupancy expenses	8,979	5,603
	Repairs and maintenance	7,586	7,885
	Exploration and evaluation costs	23,110	19,726
	Royalties	14,833	15,105
	Consultancy costs	3,778	4,207
	Contracting costs	53,214	41,961
	Motor vehicles	8,404	8,160
	Administration and other expenses from ordinary activities	17,084	10,199
	Expenses from ordinary activities	**1,134,693**	**763,363**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000	Related tax (expense) / benefit $A'000	Related outside equity interests $A'000	Amount (after tax) attributable to members $A'000
2.1	Amortisation of goodwill	2,814	-	-	2,814
2.2	Amortisation of other intangibles	9,407	-	-	9,407
2.3	**Total amortisation of intangibles**	12,221	-	-	12,221
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

		Consolidated - previous corresponding period			
		Before tax $A'000	Related tax (expense) / benefit $A'000	Related outside equity interests $A'000	Amount (after tax) attributable to members $A'000
2.1	Amortisation of goodwill	2,779	-	-	2,779
2.2	Amortisation of other intangibles	4,934	-	-	4,934
2.3	**Total amortisation of intangibles**	7,713	-	-	7,713
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As shown in last half yearly report $A'000
	Current assets			
4.1	Cash assets	21,155	15,910	11,799
4.2	Receivables	388,347	480,242	269,564
4.3	Investments and other financial assets	681	-	-
4.4	Inventories	48,065	39,680	39,625
4.5	Other	63,824	49,016	30,081
4.6	**Total current assets**	522,072	584,848	351,069
	Non-current assets			
4.7	Receivables	32,792	36,137	50,586
4.8	Investments (equity accounted)	50,132	49,985	7,391
4.9	Other investments and other financial assets	201,153	208,245	144,529
4.11	Exploration and evaluation expenditure capitalised	84,828	63,688	55,354
4.12	Development properties	3,850	193	27,218
4.13	Other property, plant and equipment (net)	1,123,259	1,009,452	916,853
4.14	Intangibles (net)	696,699	705,002	465,644
	Deferred tax assets	150,490	161,872	143,021
4.15	Other	8,507	9,404	8,549
4.16	**Total non-current assets**	2,351,710	2,243,978	1,819,145
4.17	**Total assets**	2,873,782	2,828,826	2,170,214
	Current liabilities			
4.18	Payables	351,555	338,321	171,888
4.19	Interest bearing liabilities	47,041	223,049	39,119
	Current tax liabilities	7,637	13,513	21,168
4.20	Provisions	81,526	93,594	37,494
4.21	Other	-	-	-
4.22	**Total current liabilities**	487,759	668,477	269,669
	Non-current liabilities			
4.23	Payables	28,188	40,221	38,720
4.24	Interest bearing liabilities	520,000	520,034	370,000
	Deferred tax liabilities	183,084	183,010	144,976
4.25	Provisions	85,330	88,712	41,949
4.26	Other	-	-	-
4.27	**Total non-current liabilities**	816,602	831,977	595,645
4.28	**Total liabilities**	1,304,361	1,500,454	865,314
4.29	**Net assets**	1,569,421	1,328,372	1,304,900
	Equity			
4.30	Capital/contributed equity	381,366	178,457	178,457
4.31	Reserves	114,569	115,269	116,881
4.32	Retained profits	1,039,169	999,223	976,027
4.33	**Equity attributable to members of the parent entity**	1,535,104	1,292,949	1,271,365
4.34	Outside equity interest in controlled entities	34,317	35,423	33,535
4.35	**Total equity**	1,569,421	1,328,372	1,304,900

27

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	1,390,105	845,322
7.2	Payments to suppliers and employees	(1,202,063)	(694,978)
7.3	Dividends/distributions received from associates and joint venture entities	4,000	1,221
7.4	Other dividends received	409	394
7.5	Interest and other items of similar nature received	817	1,341
7.6	Interest and other costs of finance paid	(23,182)	(17,478)
7.7	Income taxes paid	(14,128)	(3,248)
7.8	Other (subvention payments)	(10,000)	(11,000)
7.9	**Net operating cash flows**	145,958	121,574
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(72,573)	(35,990)
7.11	Proceeds from sale of property, plant and equipment	692	10,506
	Payment for purchase of controlled entities	(7,651)	-
7.12	Payment for purchases of equity investments	(700)	(4,550)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (payment for exploration and development)	(59,253)	(34,335)
7.17	**Net investing cash flows**	(139,485)	(64,369)
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities (shares, options, etc)	197,892	-
7.19	Proceeds from borrowings	-	7,884
7.20	Repayment of borrowings	(176,040)	(38,384)
7.21	Dividends paid	(22,653)	(23,219)
7.22	Other	-	-
7.23	**Net financing cash flows**	(801)	(53,719)
7.24	**Net increase/(decrease) in cash held**	5,672	3,486
7.25	Cash at beginning of period	15,910	99
7.26	Exchange rate adjustments to *item 7.25*	(427)	(360)
7.27	***Cash at end of period*** *(see reconciliation of cash)*	21,155	3,225

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows:

(i) Capital expenditure acquired by finance leases $Nil (2000: $Nil)
(ii) Issue of shares in respect of dividend reinvestment plans $5,017,000 (2000: $11,301,000)

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:	Current period $A'000	Previous corresponding period $A'000
8.1 Cash on hand and at bank	17,632	9,023
8.2 Deposits at call	250	-
8.3 Bank overdraft	-	(8,574)
8.4 Other (term deposits)	3,273	2,776
8.5 **Total cash at end of period** *(item 7.27)*	21,155	3,225

Ratios

	Current period	Previous corresponding period
Profit before tax/revenue 9.1 Consolidated profit from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	6.7%	8.6%
Profit after tax/equity interests 9.2 Consolidated net profit from ordinary activities after tax attributable to members *(item 1.9)* as a percentage of equity at the end of the period *(item 4.33)*	3.7%	4.1%

Earnings per security (EPS)

	Current period	Previous corresponding period
10.1 Calculation of basic and fully diluted EPS in accordance with AASB 1027 "Earnings per share".		
(a) Basic EPS	8.7 cents	8.7 cents
(b) Diluted EPS	8.7 cents	8.7 cents
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of Basic EPS	627,644,269	570,137,369
(d) Weighted average number of ordinary shares and potential ordinary shares outstanding during the period used in the calculation of Diluted EPS	630,582,404	571,305,707

NTA Backing

		Current period	Previous corresponding period
11.1	Net tangible asset backing per ordinary security	$ 1.30	$ 1.40

Details of specific receipts/outlays, revenues/expenses

		Current period $A'000	Previous corresponding period $A'000
12.1	Interest revenue included in determining item 1.5	816	1,288
12.2	Interest revenue included in item 12.1 but not yet received	2	29
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	74,920	59,003
12.6	Other specific relevant items not shown in item 1.24	-	-

Control gained over entities having material effect

Not Applicable

Loss of control of entities having a material effect

Not applicable

PRIMARY REPORTING - BUSINESS SEGMENTS

	Exploration and Production		Retail and Trading		Generation		Networks		Corporate		Consolidated	
	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000
REVENUE												
External Sales	140,778	141,788	990,825	606,286	27,630	23,264	63,522	60,453	-	-	1,222,755	831,791
Intersegment Sales	22,875	22,394	-	-	-	-	-	-	-	-	22,875	22,394
Intersegment Sales Elimination	(22,875)	(22,394)	-	-	-	-	-	-	-	-	(22,875)	(22,394)
Total Sales Revenue	140,778	141,788	990,825	606,286	27,630	23,264	63,522	60,453	-	-	1,222,755	831,791
Other revenue	6,020	10,477	304	285	-	-	7,098	6,664	-	-	13,422	17,426
Total Segment Revenue	146,798	152,265	991,129	606,571	27,630	23,264	70,620	67,117	-	-	1,236,177	849,217
Unallocated Revenue											1,291	1,499
Total Revenue											1,237,468	850,716
RESULT												
Segment Result	58,064	65,038	40,694	9,690	(332)	7,046	11,036	10,339	(7,503)	(6,048)	101,959	86,065
Share of Net Profits of Associates and Joint Venture Entities	-	-	566	527	2,977	1,865	-	-	-	-	3,543	2,392
Profit/(Loss) on Sale of Investments	-	-	-	-	-	-	-	-	-	-	-	-
EBIT	58,064	65,038	41,260	10,217	2,645	8,911	11,036	10,339	(7,503)	(6,048)	105,502	88,457
Net Interest Expense											(22,502)	(15,628)
Profit from Ordinary Activities Before Income Tax											83,000	72,829
Income Tax Expense											(25,776)	(20,632)
Net Profit											57,224	52,197
EBITDA	102,809	105,921	72,452	29,659	10,559	12,652	12,294	11,256	(5,471)	(4,315)	192,643	155,173
DEPRECIATION AND AMORTISATION	44,745	40,883	31,192	19,442	7,914	3,741	1,258	917	2,032	1,733	87,141	66,716
ACQUISITIONS OF NON-CURRENT ASSETS (includes capital expenditure)	74,945	57,751	31,246	6,413	31,194	2,238	806	201	227	3,722	138,418	70,325

PRIMARY REPORTING - BUSINESS SEGMENTS

	Exploration and Production		Retail and Trading		Generation		Networks		Corporate		Consolidated	
	Current Period	As shown in last annual report	Current Period	As shown in last annual report	Current Period	As shown in last annual report	Current Period	As shown in last annual report	Current Period	As shown in last annual report	Current Period	As shown in last annual report
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000
ASSETS												
Segment Assets	828,938	774,089	1,370,149	1,452,830	241,219	127,055	173,286	176,502	38,411	70,581	2,652,003	2,601,057
Investments in Associates and Joint Venture Entities	-	-	3,721	3,277	46,411	46,709	-	-	-	-	50,132	49,986
Total Segment Assets	828,938	774,089	1,373,870	1,456,107	287,630	173,764	173,286	176,502	38,411	70,581	2,702,135	2,651,043
Unallocated Assets *											171,647	177,783
Total Assets											2,873,782	2,828,826
LIABILITIES												
Segment Liabilities	72,303	78,855	321,023	349,905	75,099	17,509	19,471	23,908	58,702	90,679	546,598	560,856
Unallocated Liabilities **											757,763	939,598
Total Liabilities											1,304,361	1,500,454

* Unallocated assets consists of cash and deferred tax assets

** Unallocated liabilities consists of current and non-current interest bearing liabilities, current tax liabilities and deferred tax liabilities

Industry Segments:	Products and Services:
Exploration and Production	Natural gas and oil
Retail and Trading	Natural gas, LPG, electricity, energy related products and services
Generation	Natural gas-fired cogeneration and power generation, clean energy services and project development
Networks	Infrastructure investment and management services

GEOGRAPHICAL SEGMENTS

The consolidated entity operates predominantly in Australia. More than 90% of revenue, profit and assets relate to operations in Australia.

Dividends

15.1	Date the dividend is payable	22 March 2002
15.2	Date to determine entitlements to the dividend (ie on the basis of registrable transfers received by 5.00pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	7 March 2002

Amount per security

Franking rate applicable			Amount per security	Franked amount per security at 30%
15.6	**Interim dividend:**	Current year	2.0 cents	2.0 cents
15.7		Previous year	Nil	Nil

Interim dividend on all securities

	Current period $A'000	Previous corresponding period $A'000
15.10 Ordinary securities	12,926	-
Add: Final prior year dividend (over)/under provided	1,782	43
15.13 **Total**	14,708	43

The dividend plans shown below are in operation.

Dividend Reinvestment Plan

The last date for receipt of election notices for the dividend: 7 March 2002

Any other disclosures in relation to dividends

Nil

Details of aggregate share of profits/(losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period $A'000
16.1	Profit / (loss) from ordinary activities before tax	5,337	4,979
16.2	Income tax on ordinary activities	1,794	2,587
16.3	**Profit / (loss) *from ordinary activities after income tax***	3,543	2,392
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit / (loss)**	3,543	2,392
16.6	Outside equity interests	-	-
16.7	**Net profit / (loss) attributable to members**	3,543	2,392

Material interests in entities which are not controlled entities

The consolidated entity has an interest (that is material to it) in the following entities.

Name of entity

		Percentage of ownership interest held at the end of the period		Contribution to net profit *(item 1.9)*	
		Current period	Previous corresponding period	Current period A$'000	Previous corresponding period A$'000
17.1	**Equity accounted associates and joint venture entities**				
	Bulwer Island Energy Partnership	50%	33%	2,245	-
17.2	**Total**			**2,245**	**-**
17.3	**Other material interests**				
	Envestra Limited	19.9%	19.9%	6,701	6,524
17.4	**Total**			**6,701**	**6,524**

Issued and quoted securities at end of current period

	Category of securities	Number issued	Number quoted	Issue price	Amount paid-up
18.3	**Ordinary securities**	646,312,069	646,312,069	-	-
18.4	Changes during current period				
	(a) Increases through issues	73,263,690	73,263,690	-	-
	(b) Decreases through returns of capital, buy-backs, redemptions, consolidations	-	-	-	-
18.7	**Options**			Exercise price	Expiry date
		1,160,000	-	$ 2.92	11 Dec 2002
		70,000	-	$ 5.02	11 Dec 2002
		30,000	-	$ 2.92	2 Mar 2003
		900,000	-	$ 1.66	4 Dec 2003
		50,000	-	$ 1.50	4 Dec 2003
		160,000	-	$ 1.66	19 Jan 2004
		1,250,000	-	$ 2.24	1 Feb 2004
		1,665,900	-	$ 1.76	6 Dec 2004
		139,400		$ 1.78	6 Dec 2004
		1,830,000	-	$ 1.27	1 Mar 2005
		400,000	-	$ 1.27	1 Mar 2005
		495,000	-	$ 2.74	31 Aug 2006
		3,495,000	-	$ 3.20	16 Dec 2006
18.8	Issued during current period	495,000	-	$ 2.74	31 Aug 2006
		3,495,000	-	$ 3.20	16 Dec 2006
18.9	Exercised during current period	125,000	-	$ 2.57	16 Aug 2001
		41,500	-	$ 2.57	22 Oct 2001
		171,500	-	$ 2.57	22 Oct 2001
		30,000	-	$ 1.66	4 Dec 2003
		20,000	-	$ 1.50	4 Dec 2003
		18,650	-	$ 1.76	6 Dec 2004
18.10	Expired during current period	-	-	-	-

Additional notes to Appendix 4B

1. INCOME TAX EXPENSE

	Current period $A'000	Previous corresponding period $A'000
Income tax expense on profit from ordinary activities (item 1.6)	25,776	20,632
Income tax expense on pretax accounting profit:		
(i) at Australian tax rate	24,900	24,762
(ii) adjustment for difference between Australian and overseas tax rates	35	101
Income tax expense on pretax accounting profit at standard rates	24,935	24,863
Add/(subtract) tax effect of major items causing permanent differences:		
Non-taxable distributions received	(1,404)	(1,507)
Depreciation and amortisation	8,418	4,038
Capital(profits)/losses	-	(206)
Share of associates' net profit	(389)	(813)
Past tax losses and exploration expenditure recouped	(1,976)	-
Under/(over) provision for tax in previous years	912	1,303
Tax rate change	856	(365)
Net benefit of subvention payments	(5,652)	(5,651)
Other items	76	(1,030)
	841	(4,231)
Income tax expense for the period	25,776	20,632

2. CONTRIBUTED EQUITY

	Current period $A'000	As shown in last annual report $A'000
Issued and paid-up capital 646,312,069 (June 2001: 573,048,379) ordinary shares, fully paid	381,366	178,457
Movements in share capital:		
Balance at the beginning of the financial period	178,457	167,156
Shares issued:		
- 44,196,526 (June 2001: Nil) shares in accordance with Share Placement	123,332	-
- 26,500,287 (June 2001: Nil) shares in accordance with Share Purchase Plan	73,579	-
- 406,650 (June 2001: Nil) shares in accordance with Share Option Plan	981	-
- 1,653,355 (June 2001: 6,304,775) shares in accordance with the Dividend Reinvestment Plan	5,017	11,301
- 506,872 (June 2001: 453,933) shares in accordance with the Employee Share Plan	-	-
Shares bought back:		
- Purchase of Nil (June 2001: 1,760,507) shares in accordance with the Share Buy-Back Plan	-	-
	381,366	178,457

3. CONTINGENT LIABILITIES

	Current period $A'000	As shown in last annual report $A'000
Unsecured bank guarantees	128,901	211,200

Origin Energy Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited's wholly or partly-owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the Origin Energy Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed and costs estimated, clean-upcosts have been expensed or provided for. For some sites, the requirements cannot be accurately assessed at this stage.

Certain entities within the consolidated entity are subject to various lawsuits and claims including native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a material adverse effect on the consolidated financial statements.

Comments by directors

Basis of accounts preparation

This half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard 1029 "Interim Financial Reporting", Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. It is recommended that this half-year financial report be read in conjunction with the 30 June 2001 Annual Report, Financial Statements and any public announcements by Origin Energy Limited and Controlled Entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous financial year.

The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the half year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have been discounted to their present value.

For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

Material factors affecting the revenues and expenses of the consolidated entity for the current period.

Refer attached Directors' review

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported.

Nil

Franking credits available and prospects for paying fully or partly franked dividends for at least a year.

Class C 30% (2000: 34%) franking account balance of Origin Energy Limited at half year end is $(11,058,000) (2000:$71,000). Class C 30% (2000: 34%) franking credits available in wholly owned subsidiaries of Origin Energy Limited at half year end is $14,202,000. The payment of a two cent fully franked interim dividend in March 2002 is based on the balance of the dividend franking account at half year end adjusted for estimated franking credits that will arise from the receipt of dividends. The payment of franked dividends over the next twelve months is dependent on receiving franked dividends from non-wholly owned entities.

Changes in accounting policies since the last annual report are disclosed as follows.

Nil

Compliance statement

1 This report has been prepared under the accounting policies which comply with accounting standards as defined in the Corporations Act 2001.

2 This report and the accounts upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts to which one of the following applies.

- [ ] The accounts have been audited.
- [x] The accounts have been subject to review.
- [ ] The accounts are in the process of being audited or subject to review.
- [ ] The accounts have *not* yet been audited or reviewed.

5 The audit review report is attached.

6 The entity has a formally constituted audit committee.

Sign here: ______________________ Date: 18 February 2002
(Company secretary)

Print name: W M Hundy

Origin energy

Directors' Declaration

In the opinion of the Directors of Origin Energy Limited:

1. the financial statements and notes, set out on pages 1 to 17, are in accordance with the Corporations Act, including:

   i). giving a true and fair view of the financial position of the consolidated entity as at 31 December 2001 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   ii). complying with Accounting Standard AASB 1029 "Half-Year Accounts and Consolidated Accounts" and the Corporations Regulations; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors:

H. Kevin McCann
Chairman

Sydney, 18 February 2002

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Independent audit report to the members of Origin Energy Limited

Scope

We have reviewed the financial report of Origin Energy Limited for the half-year ended 31 Decemeber 2001 in the form of the Rule 4.13(b) version of Appendix 4B of the Australian Stock Exchange Listing Rules, consisting of the consolidated profit and loss account, consolidated balance sheet, consolidated statement of cash flows, accompanying notes and the directors' declaration, but excluding material factors affecting the revenues and the expenses of the consolidated entity for the current period and the compliance statement.

The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report. We have conducted an independent review of the financial report in order to express an opinion on it, so as to enable the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

Audit opinion

In our opinion, the half -year financial report of Origin Energy Limited is in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

   ii. complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements.

KPMG

KPMG

David Rogers

David Rogers
Partner

Place: Sydney

Date: 18 February 2002

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2002

TIME: 13:13:47

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation - Half Year Results

Origin energy

facsimile

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	19 February 2002
From	Bill Hundy	Pages	39
Subject	**Results Announcement - Presentation**		

Please find attached a presentation given to the Media and Financial Markets yesterday regarding Origin Energy's Results for the Half Year Ended 31 December 2001.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

Results Announcement
Six months ended 31 December 2001

18 February 2002

Outline

- Performance Highlights
- Financial Review
- Operational Review
- Outlook

Origin energy

Origin energy

Performance Highlights

Financial highlights

- EBITDA up 24.1% to $192.6 million
- PAT up 10.4% to $54.7 million
- Capital expenditure up 97% to $138.4 million
- Share Placement and Share Purchase Plan
  - Net $197 million raised
  - 71 million shares issued (approx 11% of capital)
- Earnings per share of 8.7 cents constant on expanded capital base
- OCAT and Free Cash Flow up 44%
- Interim dividend 2.0 cents per share fully franked
- Credit rating and Debt Issuance Facility

Origin energy

Operating highlights

- Successful appraisal of Thylacine
- Perth Basin discoveries
- Acquisition of coal seam gas interests
- Successful integration of Powercor business
- Performance of wholesale trading book
- Systems and processes ready for Full Retail Contestability
- Quarantine power station commissioned
- 12 month Lost Time Injury Frequency Rate (LTIFR) reduced from 4.9 to 3.7 injuries per million hours worked

Origin energy

Page 5

Origin energy

Financial Review

Profit & Loss

	Dec 01 ($m)	Dec 00 ($m)	% change
Revenue	1,237.5	850.7	+ 45%
EBITDA	192.6	155.2	+ 24%
EBIT	105.5	88.5	+ 19%
Net Interest	22.5	15.6	+44%
Tax	25.8	20.6	+25%
Outside Equity Interests	2.5	2.8	-11%
PAT	54.7	49.5	+ 10%
Earnings per share (cents)	8.7	8.7	-
Free cash flow (cents per share)	17.5	13.3	32%

Origin energy

Page 7

Operating cash flow after tax over funds employed is used as the primary performance measure

	Dec 01 ($m)	Dec 00 ($m)
EBITDA	192.6	155.2
Change in Working Capital	(0.1)	(3.3)
Stay in business CAPEX	(36.4)	(45.9)
Tax/Subvention Payments	(24.1)	(14.2)
OCAT	132.0	91.8
Net Interest Paid	(22.4)	(16.1)
Free cash flow	109.6	75.7
Funds Employed	2,123	1,687
OCAT Ratio (annualised)	12.4%	10.9%

Performance has improved compared to the pcp and exceeds our established targets

Page 8

Capital Expenditure - focus on growth

	Dec 01 ($m)	Dec 00 ($m)
Stay in business	36.4	45.9
Growth		
Exploration & Production	42.9	22.4
Retail & Trading	27.4	0.2
Generation	31.2	0.7
Networks	0.6	0.0
Corporate	-	1.1
Total capital expenditure	138.4	70.3
Net Acquisitions and Disposals	7.0	(10.5)
Capital expenditure net of disposals	145.4	59.8

Origin energy

Tax reconciliation

	Dec 01 ($m)	Dec 00 ($m)
Profit before tax	83.0	72.8
Prima facie tax	24.9	24.9
less Subvention benefit	(5.7)	(5.7)
add non-deductible amortisation	8.4	4.0
less other permanent differences	(1.8)	(2.6)
equals Tax expense	25.8	20.6
Tax paid	14.1	3.2
Subvention payments	10.0	11.0

Origin energy

Funding

	Dec 01	Jun 01	Dec 00
Net debt	$546m	$727m*	$397m
Shareholder funds	$1,569m	$1,328m	$1,305m
Net debt to equity	35%	55%	30%
Net interest expense	$22.5m	$16.1	$15.6m
Net interest cover (EBIT)	4.7 times	5.3 times	5.7 times
Average interest rate	6.8%	6.7%	7.4%

* Net debt increased in June 2001 by $315 million following acquisition of Powercor electricity retail business

Origin energy

Hedging

	Jan-Jun 02	2002/03
Oil price		
% hedged	61%	32%
Average hedge price	> US$26	> US$ 23
USD		
% hedged	70%	48%
Average hedge price	<57 US cents	< 53 US cents
Electricity		
% hedged - peak (capacity)	111%	109%
% hedged - average (energy)	100%	99%

Origin energy

Capital Management and Distributions

- $123 m institutional placement
- $74 m Share Purchase Plan
- BBB+ Credit Rating
- Debt Issuance Program
- 2 cent fully franked interim dividend
  - DRP to apply
- Share Sale Facility

Origin energy

Page 13

EBITDA is up 24% on prior corresponding period (pcp) as a result of a strong contribution from Retail

	Dec 01 ($m)	Dec 00 ($m)	% change
Exploration & Production	102.8	105.9	-3%
Retail & Trading	72.5	29.7	144%
Generation	10.6	12.6	-17%
Networks	12.3	11.3	9%
Corporate	(5.5)	(4.3)	-27%
Total	192.6	155.2	24%

.......offset by lower contributions from Upstream, Generation and Corporate

Origin energy

Page 14

Annualised operating cash flow return before tax is used to assess performance of the business segments

Segments	Funds Employed ($m)	Operating Cash flow ($m)	OCFR (%)
Exploration & Production	725.9	70.7	19.5%
Retail & Trading	1079.5	68.6	12.7%
Generation	184.4	10.6	11.5%
Networks	153.2	12.1	15.8%

Retail has improved significantly while Generation and E&P have declined due to mild weather and lower liquids volumes & prices

Origin energy

Page 15

Operating Review

Exploration & Production: EBITDA down 3% to $102.8 million



160
140
120
100
80
60
40
20
0
External Sales Revenue & EBITDA ($m)
Dec-01
Dec-00
80
70
60
50
40
30
20
10
0
Capex ($m)
Revenue
EBITDA
Capex

- Higher gas volumes offset by lower liquids volumes & prices
- Higher capital expenditure associated with Cooper Basin SIB, Greenfields exploration and coal seam gas
- Significant reserves addition through exploration and acquisition.
- Sale of Bodalla assets in progress

Origin energy

The average Australian dollar oil price received was down marginally, with volatility reduced by hedging.

Tapis monthly average spot price
vs Origin Energy Hedge position



$60
$50
$40
$30
A$ / bbl
Average Price Received A$
(inclusive of hedging)
Dec '00 half $ 45.51
Jun '01 half $ 43.28
Dec '01 half $ 42.44
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Tapis Average Monthly Spot price A$ (source: APPI)
Average price Average A$ price realised by Origin

- Average prices realised by Origin Energy through the 2000/01 financial year were lower than if unhedged
- Prices for the last half provide a small positive variance to unhedged position
- Net result is to have dampened the volatility of oil price movements on revenues and profits

Origin energy

Origin has added significant reserves through acquisition and exploration


N
Rockhampton
Gladstone
Moura
Dawson Valley
Scotia
Fairview
Durham
Roma
Peat
Talinga
Argyle
Brisbane
Oakey

Legend
Gas Pipeline
Tristar Permits
Transfield Permits
CSG Field

SE Queensland
Location Map
Tristar &
Transfield Permits

- Acquisition of coal seam gas assets adds significant reserves and potential
  - 180 PJ 2P reserves*
  - Over 2 TCF potential in existing fields*
- Thylacine 2 confirmed early assessment of Scope for Recovery of around 260 PJ* in Thylacine and Geographe
- Hovea production test produced a stabilised flow of 1880 bopd with no water cut - largest sustained onshore oil flow in the Perth Basin.
- Beharra Springs North gas discovery extends play fairway in the northern Perth Basin

* Origin Energy share

Origin energy

The BassGas and Otway projects are currently proceeding to schedule

BassGas

- EPC tender submissions being reviewed – decision expected this quarter
- EES / EIS on public exhibition - submissions close on 22 February
- Interest in project lifted to 37.5%
- Origin retail has contracted 95% of sales gas
- First gas calendar 2004

Otway

- Review of development options to be complete second quarter 2002
- Detailed development studies will be carried out through remainder of 2002
- Development decision early 2003
- First gas FY 2005/06

Origin energy

Retail & Trading: EBITDA increased by 144% to $72.5 million on the back of electricity retail and LPG gains



1000
900
800
700
600
500
400
300
200
100
0
External Sales Revenue & EBITDA ($m)
100
90
80
70
60
50
40
30
20
10
0
Capex ($m)
Dec-01
Dec-00
Revenue
EBITDA
Capex

- Gas volumes increased but mild weather continues to depress overall sales
- Strong 6 month contribution from new electricity business at both the retail and wholesale level
- LPG margins increased on the back of falling supply costs
- Significant expenditure on retail systems has ensured readiness for FRC

* Includes agency sales in Victoria

Origin energy

Retail business: all areas contributed to the result

	Natural Gas **	Electricity	LPG	Total*
Revenue (A$M)	431	410	216	1,057
Gross Margin (A$M)	53	62	77	192
Sales - (PJ)	61.8			
Sales - (TWh)		6.9		
Sales - (k tonnes)			259	
Total Sales (PJe)	61.8	24.7	12.7	99.2
Customer # ('000)	980	590	200	1,770

* Does not include revenue or gross margin from energy services & appliances

** Includes 85m revenue & 18m gross margin associated with agency cost of sales

Origin energy

Average weather conditions were again warmer than the 10 year average



Cumulative Degree Day Variation
(from 10 year average)
Jul
Aug
Sep
Oct
Nov
Dec
0
-20
-40
-60
-80
-100
-120
Degree Day Variation
Melbourne
Adelaide

	Actual	10 yr average
Melbourne (EDD)	860	945
Adelaide (DD)	656	679

- Effective degree days 9% below ten year average in Melbourne, and slightly lower in Adelaide
- Gas volumes up on prior corresponding period by 6%
- Tariff increase of 2.5% implemented in Victoria
- Origin has initiated tariff reviews in SA & Qld following finalisation of access agreements in those States

Origin energy

Page 23

The maiden six month contribution from the electricity retailing business has been above expectations



Daily Victorian Average Pool Prices
$400
$350
$300
$250
$200
$150
$100
$50
$-
$/MWh
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02

- Successful integration of retail electricity business acquired from Powercor
- Strong performance from hedge book
- Origin granted an average 13.5% tariff increase on customers < 160 MW effective January 02 (additional $75 million revenue per annum)
- Margins still slim leaving little room for price based retail competition

Origin energy

Page 24

Margins have increased in the LPG business reflecting lower supply costs

Average International Propane Price



1000
800
600
400
200
0
Propane Price ($A)
FY 00/01 - A$574
Half Year Dec -01 A$463
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01

- Autogas volumes down 19%
- LPG volumes to residential and I&C customers marginally lower
- Management focus on improved results has eliminated costs and increased margins as supply costs have fallen

Origin energy

The company is well prepared for FRC





Electricity

- FRC implemented
  - 14 January in Victoria
  - 1 January NSW
- Integrated customer service, marketing, sales and market management systems on time and on budget
- Call centre staff trained and ready
- Churn levels to date low
  - NEMMCO reported less than 5,000 transfer requests as of 1st Feb 2002 across all of Vic and NSW
- Origin tariffs and marketing campaign launched 12 February

Gas

- Preparations for Victorian Gas FRC in October 2002 on schedule

Origin energy

Generation: EBITDA decreased by 17% to $10.5m



External Sales Revenue & EBITDA ($m)
30
25
20
15
10
5
0
Dec-01
Dec-00
Revenue
EBITDA
Capex
35
30
25
20
15
10
5
0
Capex ($m)

- Quarantine power station on line in late December 2001 but no material contribution this half
- Lower pool prices have significantly reduced performance
- Worsley acquisition announced in July 2001, closure anticipated this month

Origin energy

Generation prices during 2001 have been significantly lower than during 2000



Average Price ($/Mwhr)
60
50
40
30
20
10
0
2000
2001
NSW
Vic
SA
Qld

- Prices in Qld and SA lower following commissioning of new base load plant
- SA experienced mildest start to a summer since 1969.
- SA average price for the half was $26.40 - 52% down on pcp
- Lower prices also led to lower dispatch levels from merchant plant

Origin energy

Quarantine Project: 95 MW open cycle gas turbines. All four new turbines in place on budget and on schedule for the summer peak period........



.......now just waiting for a "normal" summer

Origin energy

SEAGas project granted pipeline licence in South Australia on 12 February


Adelaide
SAMag
$600m
Pelican Point
Expansion
$200m
SEA Gas
Pipeline
$230m
SA
Retail
Market
Victoria
Retail
Market
Melbourne
Regional
Market
Dev't
Minerva
Gas Field
$200m
Projects in which Origin
Energy has direct interests
Yolla
Gas Field
$400m
Geographe /
Thylacine
Gas Fields
$500m

- 680 km route fully surveyed & easement options concluded with the vast majority of landholders
- Community consultation on environmental impact completed in both States
- Negotiations with construction contractors and financiers at an advanced stage
- Financial close scheduled in the first quarter calendar 2002
- First gas deliveries in third quarter calendar 2003

Origin energy

Networks: EBITDA increased from $11.3 to $12.3 million.



15
10
5
0
EBITDA ($m)
■ Dec-01
□ Dec-00
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
Capex ($m)
EBITDA
Capex

- 10,400 new natural gas consumers connected to networks under management
- 136 km of new mains laid, 56 km of existing mains replaced
- Management fee on SA, QLD & NT networks increased from 2.5% to 3.0%
- Access arrangements for Envestra in Qld and SA finalised, reducing regulatory uncertainty

Origin energy

Page 31

Origin energy

Outlook

Expect trends evident in the first half of the 2001/02 financial year to be maintained in the second half

- Lower oil volumes (Bodalla sale) & lower oil prices
- Increased contribution from higher electricity and gas prices (offset by additional payment to CKI)
- Initial contribution from Quarantine power station
- Mild summer weather reduces generation outlook
- Sensitivities to EBIT (effect of hedging included):
  - Oil price US$1 inc/dec = A$1.1 m inc/dec
  - US$ 0.01 inc/dec = A$0.7 m dec/inc
  - Weather 1 degree day colder/warmer = $0.05m inc/dec*

The outlook for the full year remains an increase in profit over the prior year

Origin energy

Page 33 * Natural gas only

Origin continues to identify and develop acquisitions and projects that will drive growth


* Projects contributing in the coming half
Projects initiated but not yet contributing
Submission for Townsville gas and power project
Acquisition of coal seam gas assets
* Perth Basin gas and oil discoveries
* Quarantine power station : 95 MW
Integration of retail electricity business and tariff increases
* Worsley Cogeneration : 120 MW
SEAGas pipeline
Commercialisation of BassGas project
Offshore Otway Basin appraisal and development

Origin energy

Page 34

Implementation of full retail contestability has commenced but is in its infancy

State	Natural Gas	Electricity
Victoria	Likely October 2002	*Implemented January 2002*
South Australia	Delayed to Jul 02 at earliest	Although contestable most major customers recontracted for 3 year. All customers Jan 03.
NSW	*Implemented January 2002*	*Implemented January 2002*
Queensland	>100 TJ Jul 01 All customers Jan 03	All customers Jan 02

Pressure should remain on governments to complete the process and remove impediments to the efficient operation of contestable markets

Origin energy

Capital expenditure on growth projects can be largely funded from Origin's strong cash flow position


Growth Capital Expenditure Requirements
Compared with Dec-01 Free Cash Flow
Capital Expenditure by Period (A$,million)
$200
$150
$100
$50
$-
Current Free Cash Flow of $110 million per half-year
Jan - Jun 01
Jul - Dec 01
Jan - Jun 02
Jul - Dec 02
Jan - Jun 03
Jul - Dec 03
Jan - Jun 04
Jul - Dec 04
Ongoing Projects
Otway
SEA Gas
Quarantine (OCGT)
CSG
BassGas
FRC
Quarantine (CCGT)

- Ongoing Projects include exploration and development around producing areas
- Estimated commitments for newly acquired CSG acreage highlighted
- Potential expansion of Quarantine to CCGT
- Current cash flow per half as illustrated does not include impact of electricity price reviews or Quarantine power station

Origin energy

Delivering Value to Shareholders

- Origin Energy has delivered increased profit and cash flows
- Sound strategic positioning and effective operational management continue to deliver new opportunities for growth
- Recent capital raising and strong cash flow ensure growth opportunities can be funded

Shareholder wealth will continue to be created by funding ongoing developments through cash flows and the strength of the balance sheet

Origin energy

Page 37

Origin energy

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/02/2002

TIME: 16:26:18

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Senior Executive Option Plan

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 February 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of Options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

ORIGIN ENERGY LIMITED

ACN, ARBN or ARSN

ABN 30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	55,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15,000 - 25 February 2002 40,000 - 26 February 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	646,367,069	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,590,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 February 2002
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED
(Registrant)

Dated March 5, 2002 by William M. Hundy
Secretary

(Signature)